37 Capital Inc. Announces COMPLETION OF PLAN OF ARRANGEMENT

February 12, 2016 – Vancouver, British Columbia – 37 Capital Inc. (the “Company” or “37 Cap”) (CSE: JJJ) is pleased to announce that it has completed its previously announced plan of arrangement (the “Arrangement”) with 27 Red Capital Inc. and 4 Touchdowns Capital Inc. Shareholder and final court approval for the Arrangement were obtained on June 4, 2015 and June 12, 2015, respectively, and the effective date of the Arrangement was February 12, 2016. Refer to the Company’s Information Circular dated May 6, 2015, which is filed on www.sedar.com, for additional information concerning the Arrangement.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the Canadian Securities Exchange’s website at www.cnsx.ca.

On Behalf of the Board,

37 Capital Inc.

/s/ Bedo H. Kalpakian
Bedo H. Kalpakian
President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

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